EXHIBIT 3.6

CERTIFICATE OF FORMATION
OF
APN, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1.                                      The name of the limited liability company is APN, LLC.

2.                                      The address of the registered office of the limited liability company in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, Delaware 19904.  The name of the registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 3rd day of December, 2009.

/s/ Adam Agensky
Adam Agensky, Authorized Person